MIDCOAST ENERGY PARTNERS, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

September 3, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Midcoast Energy Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 8, 2013
File No. 333-189341

Ladies and Gentlemen:

Set forth below are the responses of Midcoast Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2013 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on June 14, 2013, File No. 333-189341 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-1 Filed August 8, 2013

Items Affecting the Comparability of Our Financial Results, page 100

1.	We note your response to comment 18 of our letter dated July 12, 2013, that “[f]ollowing the completion of the offering, EEP will no longer provide financial support to Midcoast Operating at no cost, and [you] will be responsible for [y]our proportionate share of Midcoast Operating’s annual expenses attributable to the financial support agreement.” Please include this discussion in your disclosure to clearly indicate that upon completion of the offering EEP will no longer provide the financial support at no cost.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 103 of Amendment No. 2.

Our Partnership Agreement, page 227

2.	We note that your partnership agreement will include an exclusive forum provision. Please tell us what consideration you gave to including risk factor disclosure advising registrants about the consequences of this provision.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include a risk factor advising investors about the consequences of an exclusive forum provision. Please see page 48 of Amendment No. 2.

Consolidated Financial Statements

Notes to Unaudited Financial Statements, page F-7

3.	We note your response to comment 31 of our letter dated July 12, 2013. We are still not clear from your response as to why you intend to treat a portion of allocated costs as not a cost of doing business in the statements of income due to the fact the EEP is waiving collection of such expenses. Please elaborate further for us your rationale for this accounting policy including why this treatment results in the statements of income reflecting all costs of doing business assuming allocated costs represent the best estimate of the partnerships proportionate share of actual common costs. Similarly, help us understand the significance of your statement that “…EEP will retain the ultimate obligation for these expenses rather than allocating the costs to Midcoast Operating, LP.” and how that justifies excluding such expense as opposed to viewing such forgiven allocations as a capital contribution. We assume by “these expense” you are referring to the excluded allocated amounts.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that we will treat a portion of the allocated costs charged by EEP to Midcoast Operating, L.P. as a capital contribution. Please see page F-7 of Amendment No. 2.

Midcoast Operating, L.P. Consolidated Financial Statements

General

4.	Please note the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

Response: We acknowledge the Staff’s comment and have updated our financial statements and related disclosures throughout the Registration Statement to comply with Rule 3-12(a) of Regulation S-X.

Midcoast Operating, L.P. Notes to the Consolidated Financial Statements

Note 8. Related Party Transactions, page F-33

5.	We note your response to comment 35 of our letter dated July 12, 2013. Given the significance of the reimbursements under the general and administrative service agreement to the O&M and G&A line items in the income statement, we believe the prominence of such items may be undermined by placement in a footnote towards the end of the financial statements. Please elaborate further for us why you believe that presenting the separate captions specified in Rule 4-08(k) of Regulation S-X would not materially enhance your existing disclosure. When related party transactions comprise a significant portion of a financial statement line item, we generally believe the presumption is that the prominence of such items is enhanced by disclosing them on the face of the financial statements or parenthetically as opposed to the footnotes.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to present transactions with related parties in accordance with Rule 4-08(k) of Regulation S-X on the face of the financial statements. Please see pages F-4 through F-6, F-14 and F-55 of Amendment No. 2.

6.	We note your response to comment 28 of our letter dated July 12, 2013. With an analogous view towards presenting something akin to the analysis of intercompany account balance described within Question 4 of SAB Topic 1.B.1, please tell us your ability to quantify or provide some form of quantifiable analysis of the notional amount of financial support that was previously provided to your predecessor in the predecessor’s financial statements.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our ability to quantify or to provide some form of quantifiable analysis of the notional amount of financial support that was previously provided to our predecessor in the predecessor’s financial statements is limited for the reasons set forth in our response letter dated August 7, 2013. However, in order to provide additional information for potential investors as to the level of the financial support that would have been provided to our predecessor by EEP had the financial support agreement been in effect during the historical periods, we have revised the Registration Statement to include the approximate estimated costs that our predecessor would have incurred during the periods presented in our unaudited pro forma consolidated financial statements. Please see page F-3 of Amendment No. 2.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MIDCOAST ENERGY PARTNERS, L.P.

By:	Midcoast Holdings, L.L.C.,
its general partner

By:	/s/ Mark A. Maki
Mark A. Maki President

cc:	Jennifer López, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Jason Niethamer, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

Joshua Davidson, Baker Botts L.L.P.

Tull R. Florey, Baker Botts L.L.P.